Date: 07/07/2008

To: All Canadian Securities Regulatory Authorities

Subject: Crosshair Exploration & Mining Corp

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	11/08/2008
Record Date for Voting (if applicable) :	11/08/2008
Meeting Date :	15/09/2008
Terminal City Club
Meeting Location (if available) :	837 West Hastings Street,
Vancouver, B.C.
V6C 3N6

Description	CUSIP Number	ISIN
COMMON SHARES	22763R101	CA22763R1010

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for Crosshair Exploration & Mining Corp